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                                             EXHIBIT 12

               INDIANA GAS COMPANY, INC.
               AND SUBSIDIARY COMPANIES

   COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
             (In Thousands, Except Ratios)

                                    Fiscal Year Ended September 30
                      Twelve Mos.
                        Ended
                      3/31/98(1)    1997(1)     1996       1995       1994       1993
Earnings:
   Net income          $ 9,767      $13,478     $38,630    $32,109    $34,596    $28,534
      Income taxes       4,868        7,147      22,568     18,630     17,977     16,030
      Fixed charges
       (see below)      17,529       17,728      16,844     16,395     16,986     17,556
Total adjusted
   earnings            $32,164      $38,353     $78,042    $67,134    $69,559    $62,120


Fixed charges:
   Total interest
      expense          $16,796      $16,774     $15,907    $15,530    $16,037    $16,640
   Interest component
      of rents             733          954         937        865        949        916
Total fixed charges    $17,529      $17,728     $16,844    $16,395    $16,986    $17,556

Ratio of earnings
   to fixed charges        1.8          2.2         4.6        4.1        4.1        3.5

(1) Reflects the recording of restructuring costs during the fourth quarter of fiscal 1997 (see Note 2). Before restructuring costs, Indiana Gas' ratio of earnings to fixed charges for the twelve months ended March 31, 1998, and the twelve months ended
    September 30, 1997 were 4.1 and 4.4, respectively.

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